UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-31673
AT&T Mobility LLC

(Exact name of registrant as specified in its charter)
5565 Glenridge Connector, Atlanta, Georgia 30342
Telephone: (404) 236-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Securities registered pursuant to Section 12b of the Act:
6.50% Senior Notes Due 2011
7.125% Senior Notes Due 2031

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:	6.50% Senior Notes Due 2011 52 7.125% Senior Notes Due 2031 53
Pursuant to the requirements of the Securities Exchange Act of 1934 AT&T Mobility LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 19, 2007	By:	/s/ Peter A. Ritcher

Peter A. Ritcher Chief Financial Officer and Treasurer (Principal Financial Officer)